Mail Stop 3561

January 28, 2010

Mr. Dominick A. Pagano
Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

> **Re: EDAC Technologies Corporation**
> **Form 10-K for the year ended January 1, 2009**
> **Filed March 11, 2009**
> **File No. 1-33507**

Dear Mr. Pagano:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Glenn L. Purple, CFO
           (860) 674-2718